FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding provision of external guarantee by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on March 27, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

PROVISION OF EXTERNAL GUARANTEE

This announcement is issued pursuant to Rules 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ÒListing RulesÓ).

For background information relating to this announcement, please refer to an announcement published by Huaneng Power International, Inc. (the ÒCompanyÓ) published on 2 December 2010 (the ÒAnnouncementÓ). Unless defined otherwise, the terms used in this announcement shall have the same meaning used in the Announcement.

When the Company acquired the 50% equity interest in Shanghai Time Shipping Co. Ltd. (ÒTime ShippingÓ) held by Huaneng Energy & Communications Holdings Co. Ltd. (ÒHECÓ), the Company agreed to assume the loan guarantees in an aggregate amount of not exceeding US$43 million previously provided by HEC to Time Shipping (the ÒTransfer of Loan Guarantees relating to Time ShippingÓ).

On 21 March 2012, as part of the Transfer of Loan Guarantees relating to Time Shipping, the Company entered into a performance guarantee with The Bank of China Co. Ltd., Pudong Development Zone Branch, Shanghai and The Royal Bank of Scotland (China) Co. Ltd., respectively (the ÒGuaranteeÓ). Pursuant to the performance guarantee, the surety is Time Shipping and the lenders are The Bank of China Co. Ltd., Pudong Development Zone Branch, Shanghai and The Royal Bank of Scotland (China) Co. Ltd..

Pursuant to the performance guarantee, the Company shall provide a joint liability under the Guarantee in respect of the loan obligations arising out of the loan agreement dated 16 October 2006 entered into between The Royal Bank of Scotland plc. and The Bank of China Co. Ltd., Pudong Development Zone Branch, Shanghai (as lenders) and Time Shipping, and another loan agreement dated 3 April 2007 entered into between The Royal Bank of Scotland plc. (as lender) and Time Shipping, and the supplemental agreements made thereunder. As at 23 March 2012, the outstanding balance of the principal debt under the Guarantee did not exceed US$8,134,050. There is no counter-guarantee under the Guarantee. The term of the Guarantee shall be two years commencing from the due date for payment of the relevant loans.

Acquisition of 50% equity interest in Time Shipping is conducive to the Company to further extend its upward stream of the industrial chain, thereby strengthening the coal storage and transportation capacity and preserving the capability in transportation of coal to power plants along the coast and river-side. It plays a positive role in promoting the long-term profitability of the Company. At the same time, having the Company novated with the guarantees previously provided by HEC meets with the Company’s acquisition plan and overall interests as Time Shipping is able to continue with those low-cost financing, and can thereby reduce the financing costs and increase profitability. Given that following acquisition of the 50% of equity interest in Time Shipping by the Company, Time Shipping maintains a stable operation, has a steady increase in earnings and good assets quality, and with appropriate level of lending and relatively stronger ability in repaying debt, the Company therefore considers that the overall risk in providing the guarantee for Time Shipping is relatively small.

The Guarantee does not constitute any notifiable transaction of the Company under Chapter 14 of the Listing Rules, nor any connected transaction under Chapter 14A of the Listing rules, nor does it give rise to a general disclosure obligation under Rule 13.16 of the Listing Rules.

As at 31 December 2011, the Company’s aggregate amount of external guarantees (including the guarantees provided for controlling subsidiaries but excluding the Guarantee) was RMB14.61 billion. Save for the Guarantee, the Company has not provided any new external guarantee during the period from 31 December 2011 to the date of this announcement. There are no external guarantees provided by the Company’s controlling subsidiaries. There were no overdue guarantees by the Company or the Company’s controlling subsidiaries.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
27 March 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan
Name:	Gu Biquan
Title:	Company Secretary

Date:    March 27, 2012